TWER - Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 1 to Registration Statement (File No. 333-212995) of Towerstream Corporation on Form S-1 of our report dated March 18, 2016, except for Note 19, as to which the date is August 8, 2016, with respect to our audits of the consolidated financial statements of Towerstream Corporation and Subsidiaries as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 and our report dated March 18, 2016 with respect to our audit of the effectiveness of internal control over financial reporting of Towerstream Corporation as of December 31, 2015, which reports appear in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 23, 2016